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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                   SCHEDULE TO
                                  (RULE 13e-4)
                                (AMENDMENT NO. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                                  VIRAGE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                             ----------------------

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                             ----------------------

                                   92763Q-10-6
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                             ----------------------

                                ALFRED J. CASTINO
                             VICE PRESIDENT, FINANCE
                           AND CHIEF FINANCIAL OFFICER
                                  VIRAGE, INC.
                            177 BOVET ROAD, SUITE 520
                           SAN MATEO, CALIFORNIA 94402
                                 (650) 573-3210
  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                             ----------------------

                                   COPIES TO:

                             MARK A. BERTELSEN, ESQ.
                              JOSE F. MACIAS, ESQ.
                            MELISSA V. HOLLATZ, ESQ.
                               VALERIE T. HO, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300

                             ----------------------

                            CALCULATION OF FILING FEE

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     TRANSACTION VALUATION*                        AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
          $4,210,000                                        $842
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
   * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,760,250 shares of common stock of Virage, Inc. having an aggregate value of $4,210,000 as of January 1, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

   **   Previously paid.

   [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                Amount Previously Paid: $842
                                Form or Registration No.: Schedule TO
                                Filing party: Virage, Inc.
                                Date filed: January 7, 2002

   [ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes to designate any transactions to which the statement relates:

        [ ]  third-party tender offer subject to Rule 14d-1.

        [X]  issuer tender offer subject to Rule 13e-4.

        [ ]  going-private transaction subject to Rule 13e-3.

        [ ]  amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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                             INTRODUCTORY STATEMENT

        This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed by Virage, Inc. with the Securities and Exchange Commission (the "SEC") on January 7, 2002 relating to an offer by the Company to exchange certain outstanding options to purchase shares of the Company's common stock held by eligible employees and eligible executive officers of the Company for new options to purchase shares of the Company's common stock, as set forth in the Schedule TO and this Amendment No. 1. This exchange offer will occur upon the terms and subject to the conditions described in (1) the Offer to Exchange filed as Exhibit (a)(1)(A) to the Schedule TO, (2) the Memorandum from Alfred
J. Castino, dated January 7, 2002 and filed as Exhibit (a)(1)(B) to the Schedule TO, (3) the Election Form filed as Exhibit (a)(1)(C) to the Schedule TO, (4) the Notice to Withdraw from the Offer filed as Exhibit (a)(1)(D) to the Schedule TO and (5) the form of Promise to Grant Stock Option(s) filed as Exhibit (a)(1)(E) to the Schedule TO.

         This Amendment No. 1 amends the Schedule TO as follows:

(1) The following paragraphs are inserted prior to the last paragraph of Section 3 of the Offer to Exchange:

        From time to time we engage in strategic transactions with business partners, customers and other third parties. We may engage in transactions in the future with these or other companies which could significantly change our structure, ownership, organization or management or the make-up of our Board of Directors, and which could significantly affect the price of our shares. If we engage in such a transaction or transactions before the date we grant the new options, our shares could increase (or decrease) in value, and the exercise price of the new options could be higher (or lower) than the exercise price of options you elect to have cancelled as part of this offer.

        Subject to the above, and except as otherwise disclosed in this Offer to Exchange or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

        - any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving our company or any of our subsidiaries;

        - any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

        - any material change in our present dividend rate or policy, or our indebtedness or capitalization;

        - any change in our present Board of Directors or management, including but not limited to a change in the number or the term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

        -  any other material change in our corporate structure or business;

        - our common stock being delisted from a national securities exchange or not being authorized for quotation in an automated quotation system operated by a national securities association;

        - our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;


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        -  the suspension of our obligation to file reports pursuant to Section
           15(d) of the Securities Exchange Act;

        - the acquisition by any person of an amount of our securities or the disposition of our securities; or

        - any changes in our charter or bylaws, or any actions which may impede the acquisition of control of us by any person.

(2) The last bullet point in Section 7 of the Offer to Exchange is amended and restated as follows:

        - any change or changes shall have occurred in Virage's business, condition, assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material and adverse to Virage or may materially impair the contemplated benefits of the offer to Virage.

(3) The following sentence is inserted as the last sentence of the first paragraph in Section 11 of the Offer to Exchange:

        At present, none of our executive officers who are eligible to participate in this offer have indicated their intention to tender their options for exchange.

(4) The last sentence of the fourth paragraph in Section 16 of the Offer to Exchange is amended and restated as follows:

        Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to PR Newswire, making a posting on our website and sending a message, by electronic mail, to all eligible employees stating the details of the amendment to the offer.

ITEM 12. EXHIBITS.

        (a)(1)(A)*  Offer to Exchange, dated January 7, 2002.

              (B)*  Memorandum from Alfred J. Castino, dated January 7, 2002.

              (C)*  Election Form.

              (D)*  Notice to Withdraw from the Offer.

              (E)*  Form of Promise to Grant Stock Option(s).

              (F)** Virage, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2001, filed with the Securities and Exchange Commission on June 20, 2001 and incorporated herein by reference.

              (G)*** Virage, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 9, 2001 and incorporated herein by reference.

        (b) Not applicable.

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        (d)(1) Virage, Inc. 1997 Stock Option Plan, as amended,* and form of agreement thereunder.

           (2)*  Virage, Inc. 1997 Stock Option Plan Prospectus.

        (g) Not applicable.

        (h) Not applicable.


* Previously filed as an exhibit to the Schedule TO filed by Virage, Inc. on January 7, 2002.
**   Previously filed with the Securities and Exchange Commission on June 20,
     2001.
*** Previously filed with the Securities and Exchange Comission on November 9, 2001.

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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                         VIRAGE, INC.

                                         By: /s/  ALFRED J. CASTINO
                                             -----------------------------------
                                             Name:   Alfred J. Castino
                                             Title:  Vice President, Finance
                                                     and Chief Financial Officer

Date: January 24, 2002

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                                INDEX TO EXHIBITS

                                  EXHIBIT INDEX

   EXHIBIT
   NUMBER                            DESCRIPTION
   -------                           -----------
  (a)(1)(A)*     Offer to Exchange, dated January 7, 2002.

  (a)(1)(B)*     Memorandum from Alfred J. Castino, dated January 7, 2002.

  (a)(1)(C)*     Election Form.

  (a)(1)(D)*     Notice to Withdraw from the Offer.

  (a)(1)(E)*     Form of Promise to Grant Stock Option(s).

  (a)(1)(F)** Virage, Inc. Annual Report on Form 10K for its fiscal year ended March 31, 2001, filed with the Securities and Exchange Commission on June 20, 2001 and incorporated herein by reference.

  (a)(1)(G)***   Virage, Inc. Quarterly Report on Form 10Q for the quarter ended
                 September 30, 2001, filed with the Securities and Exchange
                 Commission on November 9, 2001 and incorporated herein by reference.

  (d)(1) Virage, Inc. 1997 Stock Option Plan, as amended,* and form of agreement thereunder.

  (d)(2)*        Virage, Inc. 1997 Stock Option Plan Prospectus.


* Previously filed as an exhibit to the Schedule TO filed by Virage, Inc. on January 7, 2002.
**   Previously filed with the Securities and Exchange Commission on June 20,
     2001.
*** Previously filed with the Securities and Exchange Commission on November 9, 2001.